GANKIT CORPORATION
5201 Memorial Drive, Suite 1115
Houston, TX 77007
713-510-3559

November 26, 2012

Mr. Scott Anderegg, Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	GankIt Corporation
Registration Statement on Form S-1
File No. 333-182761

Dear Mr. Anderegg:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 2:00 p.m. Eastern Standard Time, Wednesday, November 28, 2012, or as soon thereafter as practicable.

Additionally, GankIt Corporation (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, GankIt Corporation /s/ John Arnold John Arnold Chief Executive Officer